     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 7, 2001
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                SCHEDULE 14D-9/A

                                 (RULE 14d-101)

                                 AMENDMENT NO. 2

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                          CARDIAC PATHWAYS CORPORATION
                            (NAME OF SUBJECT COMPANY)

                          CARDIAC PATHWAYS CORPORATION
                      (NAME OF PERSON(s) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                   141408 10 4
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                               995 BENECIA AVENUE
                               SUNNYVALE, CA 94085
                                 (408) 737-0505
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 ---------------

                               THOMAS M. PRESCOTT
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          CARDIAC PATHWAYS CORPORATION
                               995 BENECIA AVENUE
                               SUNNYVALE, CA 94085
                                 (408) 737-0505
                (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
                     NUMBER, INCLUDING AREA CODE, OF PERSON
                        AUTHORIZED TO RECEIVE NOTICES AND
                    COMMUNICATIONS ON BEHALF OF THE PERSON(s)
                               FILING STATEMENT))

                                 ---------------

                                   Copies to:
                             CHRIS F. FENNELL, ESQ.
                              MICHAEL S. DORF, ESQ.
                           CHRISTIAN E. MONTEGUT, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                               PALO ALTO, CA 94304
                                 (650) 493-9300

                                 ---------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

        This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of Cardiac Pathways Corporation (the "Company") filed with the Securities and Exchange Commission on July 10, 2001, as amended on August 1, 2001.

        Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

ANNEX A

        Annex A is hereby amended and supplemented by adding the following paragraph at the end of the section entitled "Rights to Designate Directors and Purchaser Designees":

                "On August 6, 2001, Purchaser notified the Company that Lawrence
        C. Best, Lawrence J. Knopf, Paul A. LaViolette and Paul W. Sandman would be the Purchaser Designees to the Cardiac Pathways Board. Pursuant to the Merger Agreement, following the consummation of the Offer, the Cardiac Pathways Board: (A) accepted the resignations of William N. Starling, Mark J. Brooks and Thomas M. Prescott, (B) increased the size of the Cardiac Pathways Board to six (6) members, and (C) at the request of Purchase, appointed Lawrence C. Best, Lawrence J. Knopf, Paul A. LaViolette and Paul W. Sandman as Directors to fill the vacancies created by the resignations and the newly created seat on the Cardiac Pathways Board."

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 2001

                                            Cardiac Pathways Corporation

                                            By:  /s/ Thomas M. Prescott
                                                --------------------------------
                                            Name: Thomas M. Prescott
                                            Title: President and Chief Executive
                                            Officer






                                      -2-